Exhibit 99

PRESS RELEASE

HDFC Bank Limited (NYSE : HDB) filed its Form 20-F for the year ended March 31, 2024 on July 29, 2024. Filings made by HDFC Bank Limited with SEC are available from the SEC’s EDGAR database via the direct link to its website located under “About Us/Investor-relations/SEC Filings” on HDFC Bank’s website, or via www.sec.gov. Shareholders/Members of the Bank may also write to Mr. Ajay Agarwal, Sr. EVP, Company Secretary & Head – Group Oversight, HDFC Bank Limited, 4th Floor, HDFC House, H T Parekh Marg, Churchgate, Mumbai 400 020, India, ajay.agarwal2@hdfcbank.com, requesting a hard copy of the completed audited financial statements free of charge.

Mr. Ajay Agarwal

Sr. EVP, Company Secretary & Head – Group Oversight

HDFC Bank Limited

4th Floor, HDFC House,

H T Parekh Marg,

Churchgate, Mumbai 400020 INDIA

Tel : +91-22-66316293